FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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ANNUAL INFORMATION UPDATE FOR GLAXOSMITHKLINE PLC
FOR THE 12 MONTHS UP TO 25 MARCH 2011

In accordance with the requirements of Prospectus Rules PR 5.2.1R please find below an Annual Information Update for GlaxoSmithKline plc ("The Company"). The information referred to in this update was up to date at the time the information was published, but some information may now be out of date.

To avoid an unnecessarily lengthy document the following are summaries of the information and documents published or made available to the public, by the Company throughout the twelve months ended 25 March 2011.

1. Announcements made via RNS, a Regulatory Information Service.

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service and can be obtained from their website www.londonstockexchange.com  or the Company's website www.gsk.com.

24/03/2011	Transaction in Own Shares
23/03/2011	Transaction in Own Shares
22/03/2011	Transaction in Own Shares
21/03/2011	Transaction in Own Shares
21/03/2011	Director/PDMR Shareholding
21/03/2011	Notice of Meeting for AGM 2011
21/03/2011	Transaction in Own Shares - Amendment
18/03/2011	Transaction in Own Shares
17/03/2011	Transaction in Own Shares
16/03/2011	Transaction in Own Shares
15/03/2011	Transaction in Own Shares
14/03/2011	Director/PDMR Shareholding
11/03/2011	Notification pursuant to Listing Rule 9.6.13
11/03/2011	Transaction in Own Shares
10/03/2011	Transaction in Own Shares
10/03/2011	Director/PDMR Shareholding
09/03/2011	Transaction in Own Shares
08/03/2011	Transaction in Own Shares
07/03/2011	Director/PDMR Shareholding
07/03/2011	Director/PDMR Shareholding
07/03/2011	GSK files its Annual Report 2010 on Form 20-F
04/03/2011	Transaction in Own Shares
04/03/2011	Directorate Change
03/03/2011	Transaction in Own Shares
02/03/2011	Transaction in Own Shares
02/03/2011	Annual Report and Accounts
01/03/2011	Director/PDMR Shareholding
01/03/2011	Director/PDMR Shareholding
01/03/2011	Total Voting Rights
25/02/2011	Director/PDMR Shareholding
25/02/2011	Director/PDMR Shareholding
25/02/2011	Director/PDMR Shareholding
25/02/2011	Director/PDMR Shareholding
25/02/2011	Transaction in Own Shares
24/02/2011	Transaction in Own Shares
23/02/2011	Transaction in Own Shares
23/02/2011	Director/PDMR Shareholding
23/02/2011	Director/PDMR Shareholding
22/02/2011	Transaction in Own Shares
22/02/2011	Director/PDMR Shareholding
22/02/2011	Director/PDMR Shareholding
22/02/2011	Director/PDMR Shareholding
21/02/2011	Director/PDMR Shareholding
21/02/2011	Director/PDMR Shareholding
21/02/2011	Notifiable share interest in Theravance, Inc.
21/02/2011	Office of Fair Trade Merger Update
18/02/2011	Transaction in Own Shares
17/02/2011	Transaction in Own Shares
16/02/2011	Transaction in Own Shares
16/02/2011	Director/PDMR Shareholding
15/02/2011	Transaction in Own Shares
14/02/2011	Director/PDMR Shareholding
14/02/2011	Director/PDMR Shareholding
14/02/2011	Office of Fair Trade Merger Update
11/02/2011	Transaction in Own Shares
10/02/2011	Transaction in Own Shares
10/02/2011	Director/PDMR Shareholding
09/02/2011	Transaction in Own Shares
08/02/2011	Transaction in Own Shares
07/02/2011	Transaction in Own Shares
07/02/2011	Director/PDMR Shareholding
04/02/2011	Transaction in Own Shares
04/02/2011	Director/PDMR Shareholding
04/02/2011	Director/PDMR Shareholding
03/02/2011	Final Results
02/02/2011	GSK sells entire shareholding in Quest Diagnostics
01/02/2011	Director/PDMR Shareholding
01/02/2011	Total Voting Rights
27/01/2011	Director/PDMR Shareholding
24/01/2011	Director/PDMR Shareholding
17/01/2011	Director/PDMR Shareholding
17/01/2011	GSK announces Q4 2010 legal charge
13/01/2011	Director/PDMR Shareholding
13/01/2011	Director/PDMR Shareholding
13/01/2011	Director/PDMR Shareholding
13/01/2011	Director/PDMR Shareholding
12/01/2011	Director/PDMR Shareholding
12/01/2011	Director/PDMR Shareholding
10/01/2011	Director/PDMR Shareholding
10/01/2011	Director/PDMR Shareholding
10/01/2011	Director/PDMR Shareholding
10/01/2011	Director/PDMR Shareholding
07/01/2011	Director/PDMR Shareholding - Replacement
07/01/2011	Director/PDMR Shareholding
05/01/2011	Director/PDMR Shareholding
04/01/2011	Total Voting Rights
04/01/2011	Director/PDMR Shareholding
21/12/2010	Proximagen Group PLC: Acquisition of Programmes from GSK
20/12/2010	Director/PDMR Shareholding
16/12/2010	Office of Fair Trade Merger Update
13/12/2010	GSK to acquire Maxinutrition
10/12/2010	Director/PDMR Shareholding
07/12/2010	GSK to acquire Nanjing MeiRui Pharmaceuticals
01/12/2010	Total Voting Rights
29/11/2010	GSK to increase its shareholding in Theravance
12/11/2010	Blocklisting Interim Review
10/11/2010	Director/PDMR Shareholding
08/11/2010	Director/PDMR Shareholding
03/11/2010	Director/PDMR Shareholding
01/11/2010	Total Voting Rights
21/10/2010	3rd Quarter Results
14/10/2010	Director/PDMR Shareholding
13/10/2010	Director/PDMR Shareholding
13/10/2010	Director/PDMR Shareholding
13/10/2010	Director/PDMR Shareholding
13/10/2010	Director/PDMR Shareholding
12/10/2010	Director/PDMR Shareholding
12/10/2010	Director/PDMR Shareholding
12/10/2010	Director/PDMR Shareholding
11/10/2010	Director/PDMR Shareholding
08/10/2010	Director/PDMR Shareholding
08/10/2010	Director/PDMR Shareholding
04/10/2010	GSK takes stake in Convergence Pharmaceuticals
01/10/2010	Director/PDMR Shareholding
01/10/2010	Total Voting Rights
23/09/2010	GSK regulatory update on Avandia
10/09/2010	Director/PDMR Shareholding
10/09/2010	Notification pursuant to Listing Rule 9.6.13
10/09/2010	GSK historical quarterly turnover by product
08/09/2010	Directorate Change
01/09/2010	Total Voting Rights
25/08/2010	Director/PDMR Shareholding
18/08/2010	Holding(s) in Company
11/08/2010	Notification of Transactions - Director/PDMR Shareholding
10/08/2010	Director/PDMR Shareholding
09/08/2010	Director/PDMR Shareholding
05/08/2010	Director/PDMR Shareholding
05/08/2010	Director/PDMR Shareholding
05/08/2010	Director/PDMR Shareholding
04/08/2010	Holding(s) in Company
03/08/2010	Holding(s) in Company
02/08/2010	Director/PDMR Shareholding
02/08/2010	Total Voting Rights
29/07/2010	Publication of Prospectus
29/07/2010	Publication of Registration Document
27/07/2010	Director/PDMR Shareholding
23/07/2010	Director/PDMR Shareholding - Replacement
21/07/2010	Half Yearly Report
15/07/2010	GSK Legal Update
15/07/2010	Response to FDA Advisory Committees' Avandia vote
14/07/2010	Director/PDMR Shareholding
13/07/2010	Director/PDMR Shareholding
13/07/2010	Director/PDMR Shareholding
13/07/2010	Director/PDMR Shareholding
13/07/2010	Director/PDMR Shareholding
13/07/2010	Director/PDMR Shareholding
12/07/2010	Director/PDMR Shareholding
12/07/2010	Director/PDMR Shareholding
12/07/2010	Director/PDMR Shareholding
07/07/2010	Director/PDMR Shareholding
02/07/2010	Change of Announcement Date
01/07/2010	Total Voting Rights
01/07/2010	Director/PDMR Shareholding
30/06/2010	Futura Medical PLCGlaxoSmithKline PLC - TPR100 Agreement with GSK
10/06/2010	Director/PDMR Shareholding
10/06/2010	GSK drives Latin America growth strategy
01/06/2010	Total Voting Rights
13/05/2010	Director/PDMR Shareholding
11/05/2010	GSK New Strategic Alliance in South Korea
10/05/2010	Blocklisting Interim Review
07/05/2010	Director/PDMR Shareholding
07/05/2010	Director/PDMR Shareholding
06/05/2010	AGM Statement
04/05/2010	Director/PDMR Shareholding
04/05/2010	Total Voting Rights
28/04/2010	1st Quarter Results
21/04/2010	Director/PDMR Shareholding
19/04/2010	Director/PDMR Shareholding
16/04/2010	Director/PDMR Shareholding
15/04/2010	Director/PDMR Shareholding
14/04/2010	Director/PDMR Shareholding
14/04/2010	Director/PDMR Shareholding
14/04/2010	Director/PDMR Shareholding
14/04/2010	Director/PDMR Shareholding
13/04/2010	Director/PDMR Shareholding
13/04/2010	Director/PDMR Shareholding
12/04/2010	Director/PDMR Shareholding
07/04/2010	Director/PDMR Shareholding
07/04/2010	Director/PDMR Shareholding
01/04/2010	Total Voting Rights
01/04/2010	Director/PDMR Shareholding
30/03/2010	Vernalis PLC GlaxoSmithKline PLC - Holding(s) in Company
29/03/2010	Notifiable share interest in JCR Pharmaceuticals
26/03/2010	Change to Board Committee
26/03/2010	Notifiable share interest in JCR Pharmaceuticals
25/03/2010	Annual Information Update

2. Documents filed at Companies House

All documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated, and can be obtained from Companies House via their website www.companieshouse.gov.uk

Date	Document Type	Description of Document Filed
23/03/2011	SH03	Return of Purchase of Own Shares
17/03/2011	SH03	Return of Purchase of Own Shares
14/03/2011	SH01	Statement of Capital
03/03/2011	SH01	Statement of Capital
14/02/2011	SH01	Statement of Capital
02/02/2011	SH01	Statement of Capital
25/01/2011	SH01	Statement of Capital
19/01/2011	AP01	Appointment of Director
17/01/2011	SH01	Statement of Capital
17/01/2011	AP03	Appointment of Secretary
14/01/2011	TM02	Termination of Secretary's Appointment
07/01/2011	SH01	Statement of Capital
26/11/2010	SH01	Statement of Capital
26/11/2010	SH01	Statement of Capital
16/11/2010	SH01	Statement of Capital
08/11/2010	CH01	Director's Change of Particulars
03/11/2010	CH01	Director's Change of Particulars
03/11/2010	CH01	Director's Change of Particulars
01/11/2010	SH01	Statement of Capital
01/11/2010	AR01	Annual Return
13/10/2010	SH01	Statement of Capital
01/10/2010	SH01	Statement of Capital
14/09/2010	SH01	Statement of Capital
02/09/2010	SH01	Statement of Capital
13/08/2010	SH01	Statement of Capital
02/08/2010	SH01	Statement of Capital
16/07/2010	SH01	Statement of Capital
08/07/2010	SH01	Statement of Capital
09/06/2010	SH01	Statement of Capital
04/06/2010	SH01	Statement of Capital
20/05/2010	RES08	Authority to purchase shares out of Capital
20/05/2010	RES11	Dis-application of pre-emption Rights
20/05/2010	RES01	Alteration to Memorandum and Articles
14/05/2010	SH01	Statement of Capital
07/05/2010	AA	Accounts
07/05/2010	SH01	Statement of Capital
15/04/2010	SH01	Statement of Capital
13/04/2010	SH01	Statement of Capital

3. Documents filed with the Securities and Exchange Commission ("SEC")

The Company submitted filings to the SEC in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets  by virtue of having American Depository Shares admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov.

4. Documents sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company's website.

Date of Publication	Document
02/03/2011	Annual Report and Accounts
21/03/2011	Notice of Annual General Meeting

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Company Secretary at the Company's registered office:

Victoria Whyte
Company Secretary
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel: 020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 25 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc